As filed with the Securities and Exchange Commission on September 18, 2017
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13E-3 RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
NATIONAL RESEARCH CORPORATION (Name of Issuer)
National Research Corporation (Name of Person(s) Filing Statement)

Class B Common Stock, $.001 par value (Title of Class of Securities)

637372301 (CUSIP Number of Class of Securities)

Kevin R. Karas

Senior Vice President Finance,

Chief Financial Officer, Treasurer and Secretary

National Research Corporation

1245 Q Street

Lincoln, Nebraska 68508

(402) 475-2525
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

_____________________________________

With a copy to:
Russell E. Ryba
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5306
(414) 297-5668

This statement is filed in connection with (check the appropriate box):

☒

The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

________________________________________________

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$100,999,088.32	$11,705.80

* Estimated for purposes of calculating the filing fee only. This amount assumes the payment of $53.44 per share for: (1) 1,749,822 shares of class B common stock, par value $.001 per share, of National Research Corporation which become fractional shares in the proposed reverse stock split (the “Reverse Split”) and then will be cashed out; (2) 114,269 shares of class B common stock representing outstanding options to purchase class B common stock that will vest in full and be paid out as if they were cashed out pursuant to the Reverse Split; and (3) 25,862 shares of class B common stock representing restricted shares of class B common stock that will vest in full and be paid out as if they were cashed out pursuant to the Reverse Split. The number of shares reflected in clause (1) (i.e., the shares being cashed out in the Reverse Split) has been determined based on the 3,540,244 shares of class B common stock outstanding as of September 15, 2017 less the 25,862 shares of class B common stock representing restricted shares (as such shares are already deemed outstanding) and less the 1,764,560 shares not being cashed out in the Reverse Split.

** Determined pursuant to Rule 0-11(b)(1) as the product of $100,999,088.32 and 0.0001159 ($115.90 per million dollars, the Securities and Exchange Commission’s Fee Rate Advisory #1 for Fiscal Year 2017).

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________

Form or Registration No.:___________

Filing Party:_____________

Date Filed:_____________

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”) is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by National Research Corporation, a Wisconsin corporation (the “Company”). Concurrently with the filing of this Schedule 13E-3, the Company is filing a preliminary proxy statement pursuant to Regulation 14A under the Exchange Act. Pursuant to the proxy statement, the holders of the class A common stock and the class B common stock of the Company will be given notice of a special meeting of the shareholders at which they will be asked to approve (1) an amendment to the Company’s Amended and Restated Articles of Incorporation (the “Articles”) to effect the 1-for-1,764,560 Reverse Split of our class B common stock, following which the Company will repurchase the resulting fractional shares held by each shareholder of less than one share of class B common stock after the Reverse Split, and (2) an amendment to the Company’s Articles to effect a 1,764,560-for-1 forward stock split of the class B common stock immediately following the Reverse Split. The information in the proxy statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each Item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be further amended to reflect such completion or amendment of the proxy statement. Capitalized terms used but not defined herein have the meanings given to them in the proxy statement.

Item 1.	Summary Term Sheet.

The information required by this Item is set forth in Exhibit (a) hereto (the “Proxy Statement”), under the section entitled “Summary Term Sheet,” and is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and address.

The name of the subject company is National Research Corporation. The Company is a Wisconsin corporation with its principal business located at 1245 Q Street, Lincoln, Nebraska 68508. The Company’s telephone number is (402) 475-2525.

(b)	Securities.

The subject class of equity securities is the Company’s class B common stock, par value $.001. There were 3,540,244 shares of class B common stock outstanding as of September 15, 2017 (which includes 25,862 restricted shares of class B common stock).

(c)	Trading market and price.

The information set forth in the section of the Proxy Statement entitled “Market Price of Common Stock—Market Information” is incorporated herein by reference.

(d)	Dividends.

The information set forth in the section of the Proxy Statement entitled “Market Price of Common Stock—Market Information” is incorporated herein by reference.

(e)	Prior public offerings.

The Company has not made an underwritten public offering of the class B common stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f)	Prior stock purchases.

The information set forth in the sections of the Proxy Statement entitled “Market Price of Common Stock—Common Stock Repurchase Information” and “Market Price of Common Stock—Purchases/Sales of Class B Common Stock by Directors and Executive Officers” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and address.

National Research Corporation, the filing person, is also the subject company. The business address and business telephone number of the Company and each executive officer and director of the Company are set forth in Item 2(a) above. The information set forth in the Proxy Statement under the caption “Executive Officers and Directors” is incorporated herein by reference.

(b)	Business and background of entities.

Not applicable.

(c)	Business and background of natural persons.

The information set forth in the section of the Proxy Statement entitled “Executive Officers and Directors” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material items.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Proposals—Reverse Split and Forward Split,” “Special Factors—Purpose of the Proposed Transaction,” “Special Factors—Background of the Proposed Transaction,” “Special Factors—Reasons for the Proposed Transaction,” “Special Factors—Effects of the Proposed Transaction,” “Additional Information Regarding the Proposed Transaction—Special Interests of the Affiliated Persons,” “Additional Information Regarding the Proposed Transaction—Shareholder Approval,” “Additional Information Regarding the Proposed Transaction—Payment for Fractional Shares,” “Additional Information Regarding the Proposed Transaction—Material U.S. Federal Income Tax Consequences,” and “Meeting and Voting Information.”

(c)	Different terms.

The information set forth in the sections of the Proxy Statement entitled “Special Factors—Effects of the Proposed Transaction” and “Additional Information Regarding the Proposed Transaction—Special Interests of the Affiliated Persons” is incorporated herein by reference.

(d)	Appraisal rights.

The information set forth in the section of the Proxy Statement entitled “Additional Information Regarding the Proposed Transaction—Unavailability of Appraisal or Dissenters’ Rights” is incorporated herein by reference.

(e)	Provisions for unaffiliated security holders.

No provision has been made to grant unaffiliated security holders access to the Company’s corporate files or to obtain counsel or appraisal services at the Company’s expense.

(f)	Eligibility for listing or trading.

Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions.

The information set forth in the section of the Proxy Statement entitled “Transactions With Related Persons” is incorporated herein by reference.

(b)	Significant corporate events.

The information set forth in the sections of the Proxy Statement entitled “Special Factors—Strategic Alternatives Considered By the Board” and “Transactions With Related Persons” is incorporated herein by reference.

(c)	Negotiations or contacts.

The information set forth in the sections of the Proxy Statement entitled “Special Factors—Strategic Alternatives Considered By the Board” and “Transactions With Related Persons” is incorporated herein by reference.

(e)	Agreements involving the subject company’s securities.

The information set forth in the sections of the Proxy Statement entitled “Additional Information Regarding the Proposed Transaction—Special Interests of the Affiliated Persons” and “Transactions With Related Persons” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b)	Use of securities acquired.

The information set forth in the section of the Proxy Statement entitled “Special Factors—Effects of the Proposed Transaction” is incorporated herein by reference.

(c)	Plans.

The information set forth in the sections of the Proxy Statement entitled “Special Factors—Strategic Alternatives Considered By the Board,” “Special Factors— Effects of the Proposed Transaction” and “Additional Information Regarding the Proposed Transaction—Special Interests of the Affiliated Persons” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a)	Purposes.

The information set forth in the section of the Proxy Statement entitled “Special Factors—Purpose of the Proposed Transaction” is incorporated herein by reference.

(b)	Alternatives.

The information set forth in the sections of the Proxy Statement entitled “Special Factors—Background of the Proposed Transaction” and “Special Factors—Strategic Alternatives Considered By the Board” is incorporated herein by reference.

(c)	Reasons.

The information set forth in the section of the Proxy Statement entitled “Special Factors—Reasons for the Proposed Transaction” is incorporated herein by reference.

(d)	Effects.

The information set forth in the sections of the Proxy Statement entitled “Special Factors—Effects of the Proposed Transaction” and “Additional Information Regarding the Proposed Transaction—Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a)	Fairness.

The information set forth in the section of the Proxy Statement entitled “Special Factors—Fairness of the Proposed Transaction” is incorporated herein by reference.

(b)	Factors considered in determining fairness.

The information set forth in the section of the Proxy Statement entitled “Special Factors—Fairness of the Proposed Transaction” is incorporated herein by reference.

(c)	Approval of security holders.

The information set forth in the sections of the Proxy Statement entitled “Special Factors—Fairness of the Proposed Transaction” and “Additional Information Regarding the Proposed Transaction—Shareholder Approval” is incorporated herein by reference.

(d)	Unaffiliated representative.

The information set forth in the section of the Proxy Statement entitled “Special Factors—Fairness of the Proposed Transaction” is incorporated herein by reference.

(e)	Approval of directors.

The information set forth in the section of the Proxy Statement entitled “Special Factors—Fairness of the Proposed Transaction” is incorporated herein by reference.

(f)	Other offers.

None.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a)	Report, opinion or appraisal.

None.

(b)	Preparer and summary of the report, opinion or appraisal.

Not applicable.

(c)	Availability of documents.

Not applicable.

Item 10.	Source and Amount of Funds or Other Consideration.

(a)	Source of funds.

The information set forth in the section of the Proxy Statement entitled “Additional Information Regarding the Proposed Transaction—Source and Amount of Funds and Expenses” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the section of the Proxy Statement entitled “Additional Information Regarding the Proposed Transaction—Source and Amount of Funds and Expenses” is incorporated herein by reference.

(c)	Expenses.

The information set forth in the section of the Proxy Statement entitled “Additional Information Regarding the Proposed Transaction—Source and Amount of Funds and Expenses” is incorporated herein by reference.

(d)	Borrowed funds.

The information set forth in the section of the Proxy Statement entitled “Additional Information Regarding the Proposed Transaction—Source and Amount of Funds and Expenses” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company.

(a)	Securities ownership.

The information set forth in the section of the Proxy Statement entitled “Principal Shareholders” is incorporated herein by reference.

(b)	Securities transactions.

The information set forth in the sections of the Proxy Statement entitled “Market Price Of Common Stock— Common Stock Repurchase Information” and “Market Price Of Common Stock—Purchases/Sales of Class B Common Stock by Directors and Executive Officers” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

(d)	Intent to tender or vote in a going-private transaction.

The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet,” “Proposals—Reverse Split and Forward Split—Summary and Structure,” “Special Factors—Reasons for the Proposed Transaction,” “Special Factors—Effects of the Proposed Transaction,” “Additional Information Regarding the Proposed Transaction—Special Interests of the Affiliated Persons,” “Additional Information Regarding the Proposed Transaction—Shareholder Approval,” and “Executive Officers and Directors” is incorporated herein by reference.

(e)	Recommendations of others.

The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet—The Proposed Transaction,” “Proposals—Reverse Split and Forward Split,” “Special Factors—Reasons for the Proposed Transaction,” and “Executive Officers and Directors” is incorporated herein by reference.

Item 13.	Financial Statements.

(a)	Financial information.

The information set forth in the section of the Proxy Statement entitled “Financial Information” is incorporated herein by reference.

(b)	Pro forma information.

The information set forth in the section of the Proxy Statement entitled “Financial Information—Pro Forma Consolidated Financial Statements (Unaudited)” is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or recommendations.

The information set forth in the section of the Proxy Statement entitled “Miscellaneous—Expenses” is incorporated herein by reference.

(b)	Employees and corporate assets.

The information set forth in the section of the Proxy Statement entitled “Miscellaneous—Expenses” is incorporated herein by reference.

Item 15.	Additional Information.

(b)	Golden parachute compensation.

None.

(c)	Other material information.

All of the information set forth in the Proxy Statement and each appendix attached thereto is incorporated herein by reference.

Item 16.	Exhibits.

(a)	The Proxy Statement filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3, and all appendices thereto, is incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONAL RESEARCH CORPORATION

By:	/s/ Michael D. Hays
Michael D. Hays
Chief Executive Officer
Dated: September 18, 2017

S-1

EXHIBIT INDEX

Exhibit Number	Description

(a)	The Proxy Statement filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3 is incorporated herein by reference.

E-1